Vanguard Target Retirement 2005 Fund
Supplement to the Prospectus Dated January 26, 2012
Reorganization of Vanguard Target Retirement 2005 Fund into
Vanguard Target Retirement Income Fund
Effective as of the close of business on February 10, 2012,
 the reorganization of
Vanguard Target Retirement 2005 Fund into Vanguard Target
 Retirement Income
Fund is complete. Any references to the Target Retirement
 2005 Fund in this
prospectus are hereby deleted.